Exhibit 12(a)
General Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31
(Dollars in millions)	2013	2012	2011	2010	2009

General Electric Company and
consolidated affiliates
Earnings(a)	$15,976	$15,396	$18,794	$14,078	$9,696
Plus:
Interest and other financial charges
included in expense(b)	10,116	12,407	14,422	15,431	17,516
One-third of rental expense(c)	504	510	462	563	595

Adjusted “earnings”	$26,597	$28,313	$33,677	$30,072	$27,807

Fixed charges:
Interest and other financial charges
included in expense(b)	$10,116	$12,407	$14,422	$15,431	$17,516
Interest capitalized	29	28	25	39	42
One-third of rental expense(c)	504	510	462	563	595

Total fixed charges	$10,649	$12,945	$14,908	$16,033	$18,153

Ratio of earnings to fixed charges	2.50	2.19	2.26	1.88	1.53

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Includes interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.